1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date May 10, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

2

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular and the enclosed form of proxy and reply slip to the purchaser(s) or transferee(s) or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

MAJOR TRANSACTION

BLOCK-TRADE PURCHASES OF ISSUED SHARES IN

CHINA ZHESHANG BANK

10 May 2016

CONTENTS

			Pages

Definitions			1

Letter From the Board			4

Appendix I	–	Financial Information of the Group	I-1

Appendix II	–	Unaudited Pro Forma Financial Information of the Group	II-1

Appendix III	–	General Information	III-1

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meaning:

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are subscribed for and fully paid in RMB and are listed on the Shanghai Stock Exchange;

“A Shareholders”	holders of A Shares;

“Acquired Share(s)”	88,000,000 CZB H Shares, representing approximately 0.50% and approximately 0.49% of the total share capital of the China Zheshang Bank as at the date of the Acquisition and the Latest Practicable Date respectively, which are fully paid up or credited as fully paid;

“Acquisition”	the acquisition of the Acquired Shares by the Company through block trading off the Hong Kong Stock Exchange;

“ADSs”	American depositary shares of the Company, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“Announcement”	the announcement of the Company dated 8 March 2016 in relation to the Cornerstone Investment in China Zheshang Bank by Yancoal International, a wholly-owned subsidiary of the Company;

“associates”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“China Zheshang Bank”	China Zheshang Bank Co., Ltd., a joint-stock commercial bank incorporated in the PRC with limited liability;

“close associate(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Company”

, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

DEFINITIONS

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Controlling Shareholder” or “Yankuang Group”	Yankuang Group Company Limited, a state-controlled limited liability company and the controlling Shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the Latest Practicable Date;

“Cornerstone Investment”	the subscription of 400,000,000 CZB H Shares by Yancoal International pursuant to the cornerstone investment agreement dated 8 March 2016, details of which were set out in the Announcement;

“CZB H Shares”	the overseas listed foreign shares in the share capital of China Zheshang Bank with a nominal value of RMB1.00 each, which are listed on the Main Board of the Hong Kong Stock Exchange;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“H Share(s)”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“H Shareholders”	holders of H Shares;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules” or “Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Latest Practicable Date”	5 May 2016, being the latest practicable date of ascertaining certain information contained in this circular before the issuing of this circular;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Shareholder(s)”	the A Shareholder(s) and H Shareholder(s);

“Shares”	A Shares and H Shares;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“substantial shareholder”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Supervisor(s)”	supervisors of the Company;

“Yancoal International”	Yancoal International (Holding) Company Limited, a company incorporated in Hong Kong with limited liability, a wholly-owned subsidiary of the Company;

“%”	per cent.

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Li Xiyong	298 South Fushan Road
Yin Mingde	Zoucheng
Wu Yuxiang	Shandong Province PRC
Zhang Baocai	Postal Code: 273500
Wu Xiangqian
Jiang Qingquan	Principal place of business in Hong Kong:
Rooms 2008-12
Independent non-executive Directors:	20/F., The Center
Wang Lijie	99 Queen’s Road Central
Jia Shaohua	Hong Kong
Wang Xiaojun
Xue Youzhi

10 May 2016

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION

BLOCK-TRADE PURCHASES OF ISSUED SHARES IN

CHINA ZHESHANG BANK

I.	INTRODUCTION

Reference is made to the Announcement. On 8 March 2016, Yancoal International (as investor), a wholly-owned subsidiary of the Company, entered into the cornerstone investment agreement with China Zheshang Bank (as issuer), CMB International Capital Limited (as underwriter’s representative) and the Company (as guarantor), pursuant to which Yancoal International agreed to acquire 400,000,000 CZB H Shares at the offer price as part of the international offering of CZB H Shares.

LETTER FROM THE BOARD

Reference is also made to the announcement of the Company dated 18 April 2016. On 18 April 2016, the Company, through Yancoal International, acquired additional 88,000,000 CZB H Shares through block trade from an independent third party at a total consideration of approximately HK$347.6 million (excluding stamp duty and related expenses), being HK$3.95 per Acquired Share.

The purpose of this circular is to provide the Shareholders with further information in relation to the Acquisition.

II.	THE ACQUISITION

Further to the Announcement, the Company is pleased to announce that on 18 April 2016, the Company, through Yancoal International, a wholly-owned subsidiary of the Company, acquired additional 88,000,000 CZB H Shares through block trade from an independent third party at a total consideration of approximately HK$347.6 million (excluding stamp duty and related expenses), being HK$3.95 per Acquired Share. The Company has settled the consideration of the Acquisition from its internal resources.

The price for the Acquisition was based on the prevailing market prices of CZB H Shares on the Hong Kong Stock Exchange at the relevant time under market practice and determined after arm’s length negotiations between the Company and the seller.

The price for the Acquisition of HK$3.95 per Acquired Share represents: (i) a premium of approximately 0.25% to the highest price of HK$3.94 per CZB H Share, 0.51% to the lowest price of HK$3.93 per CZB H Share and 0.51% to the closing price of HK$3.93 per CZB H Share as quoted on the Hong Kong Stock Exchange on 18 April 2016, being the date of the Acquisition; (ii) a premium of approximately 0.77% to the closing price of HK$3.92 per CZB H Share as quoted on the Hong Kong Stock Exchange on the Latest Practicable Date.

The seller of the Acquisition is China International Capital Corporation Hong Kong Securities Limited, a corporation licensed to carry out regulated activities under the SFO, including dealing in securities, dealing in futures contracts, leveraged foreign exchange trading, advising on securities, advising on futures contracts, and advising on corporate finance. To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, the counterparties and the ultimate beneficial owner(s) of the seller of the Acquisition are third parties independent of the Company and its connected persons.

The Acquired Shares represent approximately 2.67% of the total CZB H Shares and approximately 0.50% of the total share capital of the China Zheshang Bank as at the date of the Acquisition, and approximately 2.32% of the total CZB H Shares and approximately 0.49% of the total share capital of the China Zheshang Bank as at the Latest Practicable Date.

Immediately after the Acquisition, the Company was interested in an aggregate of 488,000,000 CZB H Shares, representing approximately 14.79% of the total CZB H Shares and approximately 2.79% of the total share capital of the China Zheshang Bank.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the 488,000,000 CZB H shares beneficially owned by the Company accounted for approximately 12.86% of the total CZB H shares and approximately 2.72% of the total share capital of the China Zheshang Bank due to the full exercise of the over-allotment option in respect of an aggregate of 495,000,000 H Shares after the Acquisition.

III.	LOCK-UP PERIOD

The total of 400,000,000 CZB H Shares held by Yancoal International is subject to the lock-up, the details of which are set out below:

Unless Yancoal International has obtained prior written consent of China Zheshang Bank, the joint sponsors and the underwriter’s representative, Yancoal International will not, and will cause its affiliates not to, whether directly or indirectly, at any time during the period of six months starting from and inclusive of the date of listing of China Zheshang Bank (i.e. 30 March 2016) (the “Lock-up Period”), (i) dispose of any share above or any interest in the subsidiary of Yancoal International or any company or entity (directly or indirectly) holding any share above in any way, except otherwise permitted pursuant to a clause under the cornerstone investment agreement dated 8 March 2016; (ii) enter into any transactions directly or indirectly with the same economic effect as any aforesaid transactions; (iii) publicly announce any intention to enter into any aforesaid transaction; and (iv) agree or contract to do any aforesaid transactions.

After the expiry of the Lock-up Period as mentioned above, Yancoal International shall, subject to requirements under applicable laws, be free to dispose of any shares above provided that Yancoal International shall ensure that any such disposal does not create a disorderly or false market in the CZB H Shares and is in compliance with the SFO and all other applicable laws, and shall use its best endeavours to notify China Zheshang Bank in writing prior to the disposal; and Yancoal International will not enter into any such transaction with a person who, to the best knowledge of Yancoal International after making due enquiries, engages directly or indirectly in a business that competes or potentially competes with the business of China Zheshang Bank or with any other entity that is a holding company, subsidiary or associate (as defined in the Listing Rules) of such person before using its best endeavours to notify China Zheshang Bank in writing prior to the transaction.

IV.	REASONS AND BENEFITS FOR THE ACQUISITION

The Company believes that the investment in China Zheshang Bank will be beneficial to the development of the finance group of the Company relating to the industry finance. It will help the Company further increase its investment in the financial field. In the future, the Company will carry out the extensive communication and coordination with China Zheshang Bank in the fields of investment and financing, corporate governance, human resources, information resources, etc. The improvement in management resources above and previous investment in the financial field by the Company will be conducive to the development of the products and principal businesses of the Company and will lead to the efficient coordination of management resources and the business and products of the Company. Before the investment in China Zheshang Bank, the structure of assets of the Company mainly focuses on the coal industry. Through the purchase of CZB H Shares, the assets configuration of the Company will be more diversified. Therefore, the investment in China Zheshang Bank will lower the concentration ratio of industry of the Company under current industry situation and will diversify operating risks, which will improve the operating efficiency of assets of the Company. It also will be beneficial to the expansion of the channels for profit making by the Company which is in line with the business operation and capital operation strategy of the Company.

LETTER FROM THE BOARD

The Directors are of the view that the Acquisition is conducted through block-trade under market practice and the Acquisition is on normal commercial terms and is fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

The Company will continue to look at the development situation of China Zheshang Bank and consider any investment opportunity in CZB H Shares. In the future, the Company will determine whether to further acquire or dispose of CZB H Shares based on the business development of China Zheshang Bank, capital market environment, price of CZB H Shares and other investment targets. As of the Latest Practicable Date, the Company has no intention to further acquire or dispose of CZB H Shares.

V.	FINANCIAL EFFECTS OF THE ACQUISITION

Upon completion of the Acquisition and as at the Latest Practicable Date, China Zheshang Bank was owned as to 2.79% and 2.72% respectively by the Company. Appendix II to this circular is the unaudited pro forma financial information of the Group which illustrates the financial effects of the Acquisition on the Group assuming the Acquisition had been completed on 31 December 2015 for the unaudited pro forma consolidated statement of financial position.

Assets

Based on the unaudited pro forma financial information of the Group as set out in Appendix II to this circular, upon completion of the Acquisition, the unaudited pro forma consolidated total assets of the Group would be unchanged.

Liabilities

Based on the unaudited pro forma financial information of the Group as set out in Appendix II to this circular, upon completion of the Acquisition, the unaudited pro forma consolidated total liabilities of the Group would be unchanged.

Earnings

Since China Zheshang Bank will not be a subsidiary of the Company, the financial results of China Zheshang Bank will not be consolidated with those of the Group and the Group’s interest in China Zheshang Bank will only be classified as an available-for-sale equity investment of the Group.

LETTER FROM THE BOARD

The investment in equity securities are stated at fair value through other comprehensive income.

VI.	GENERAL INFORMATION

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in largescale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

China Zheshang Bank

China Zheshang Bank is a joint-stock commercial bank incorporated in the PRC with limited liability, the H shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 02016). It is principally engaged in the business of corporate banking, retail banking and treasury business.

Based on the prospectus of China Zheshang Bank posted on the website of the Hong Kong Stock Exchange on 16 March 2016, the audited financial information of China Zheshang Bank for the two financial years ended 31 December 2013 and 2014 and the nine months ended 30 September 2015 is as below:

	For the year ended 31 December 2013	For the year ended 31 December 2014	For the nine months ended 30 September 2015
	RMB	RMB	RMB

Profit before taxation	6,521,438,000	6,792,233,000	7,505,083,000
Profit after taxation	4,901,249,000	5,095,503,000	5,636,960,000

The audited net asset value of China Zheshang Bank as at 30 September 2015 was approximately RMB47,614,870,000.

VII.	IMPLICATION OF THE LISTING RULES

Since the highest relevant applicable percentage ratio (as defined under the Listing Rules) in respect of the Acquisition (having been aggregated with the Cornerstone Investment, details of which were set out in the Announcement) exceeds 25% but is less than 100%, the Acquisition constitutes a major transaction of the Company and is subject to reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

To the best of the knowledge, information and belief of the Directors, after having made all reasonable enquiries, no Shareholder has material interests in the Acquisition and therefore no Shareholder will be required to abstain from voting if the Company is to convene a general meeting for approving the Acquisition.

LETTER FROM THE BOARD

The Company has obtained written Shareholder’s approval from the Controlling Shareholder, Yankuang Group, in lieu of convening a general meeting pursuant to Rule 14.44 of the Listing Rules. As a result, no general meeting will be convened to consider the Acquisition. The Controlling Shareholder directly and indirectly held 2,780,000,000 shares in the Company, representing approximately 56.52% of the issued share capital of the Company as at the Latest Practicable Date.

VIII. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

The audited consolidated financial statements of the Group for the years ended 31 December 2015, 2014 and 2013 together with the accompanying notes to the financial statements, can be found on pages 143 to 276 of the annual report of the Company for the year ended 31 December 2015, pages 120 to 241 of the annual report of the Company for the year ended 31 December 2014 and pages 116 to 237 of the annual report of the Company for the year ended 31 December 2013, respectively.

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0330/LTN20160330629.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2015/0401/LTN201504011199.pdf

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0327/LTN20140327950.pdf

On 8 March 2016, Yancoal International (as investor) entered into a cornerstone investment agreement with China Zheshang Bank (as issuer), CMB International Capital Limited (as underwriter’s representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire 400,000,000 CZB H Shares at the offer price as part of the international offering.

The CZB H Shares were listed for dealings on the Hong Kong Stock Exchange on 30 March 2016. The accountants’ report of China Zheshang Bank were included in Appendix I to its global offering prospectus published on the Hong Kong Stock Exchange on 16 March 2016.

http://www.hkexnews.hk/listedco/listconews/SEHK/2016/0316/LTN20160316015.pdf

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

STATEMENT OF INDEBTEDNESS OF THE GROUP

At the close of business on 31 March 2016, being the latest practicable date for the purpose of this statement of indebtedness prior to the date of this circular, the bank and other borrowings of the Group comprise the following:

RMB’000

Current Liabilities
Unsecured Borrowing	8,181,629
Secured Borrowing	5,500,854
Finance lease	42,241
Guaranteed notes	11,984,667

25,709,391

Non-current Liabilities
Unsecured Borrowing	3,255,411
Secured Borrowing	23,182,613
Loan pledged by machineries	1,800,000
Finance lease	100,225
Guaranteed notes	15,651,715

43,989,964

Total	69,699,355

Borrowings

As at 31 March 2016, the Group had secured bank borrowings of RMB28,683.5 million, unsecured bank borrowings of RMB11,437 million, guaranteed notes of RMB27,636.4 million, finance lease of RMB142.5 million and mortgage loan of RMB1,800 million. The secured bank borrowings were secured by the Group’s property, plant equipment of RMB1,068.4 million, mining reserves of RMB16,088.9 million, Company’s A shares of RMB5,522.4 million, subsidiary’s ordinary share of RMB1,400.1 million and bank deposits of RMB12.4 million.

Contingent liabilities

Financial guarantee contracts

As at 31 March 2016, the Group has provided guarantees with respect to banking facilities granted to the Company’s ultimate holding company and joint ventures amounting to RMB2,155.6 million and RMB1.4 million respectively.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business, as of 31 March 2016, the Group did not have any other debt securities issued and outstanding, or authorised or otherwise created but unissued, loans or term loans (secured, unsecured, guaranteed or otherwise), other borrowings or indebtedness in the nature of borrowings including bank overdrafts and liabilities under acceptances (other than normal trade bills), acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, guarantees or other material contingent liabilities.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

SUFFICIENCY OF WORKING CAPITAL

Taking into account the Acquisition and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

TRADING AND FINANCIAL PROSPECTS OF THE GROUP

(1)	Operating strategies

Looking ahead to 2016, the recovery of world economy will be remain slow with imbalances, and China’s economic development has stepped into a new normal condition. The environment protection requirements are more and more stringent, the consumption ratio of traditional energy will be further decreasing and the competition in coal industry will be severe. Affected by market backflush and policies by the government, such as dissolving production capacity and reform of supply front and gradual improvement of economic structure and quality, it is estimated that the imbalance between supply and demand of coal market globally will ease and the bottom coal price is expected to be stable in 2016.

To promote the upgrade and transformation of industry during the “13th Five-Year Plan” and achieve operative targets, the Group will focus on the following:

Increase efficiency benefits by distribution optimization. With adherence to the foundational development of manufacturing industry, we will optimize its distribution and increase its quality efficiency in all-round way. To improve coal industry distribution, we will speed up retreat from low-efficiency and unprofitable assets under the principle of “joining in certain field and retreating from certain field”: maintaining consistent and stable production of quality clean coal for mixed coal in the headquarter mining area and maximize its profitable earnings; accelerating construction and full-capacity operation of key projects in Shaanxi and Inner Mongolia manufacturing base and increase production and efficiency by exploiting potentialities; enhancing industry capital operation in Australia manufacturing base, speeding up the phase II construction of Moolarben coalmine and upgrading efficiency benefits by improving production capacity and output. An industry cluster of high-end fine chemicals is to be established to extend industry chain and increase added value by exerting scale effect of Shaanxi and Inner Mongolia manufacturing base. Also we will undertake research and development on automatic and intelligent equipment to improve electrical machinery and equipment manufacturing, striving for becoming a supplier and technical service supplier of equipment manufacturing, remanufacturing and finance leasing. Our power generation sector is to be adjusted in accordance with the national electricity reform policy, and achieving integrated development of coal and electricity.

Change mode of development by structure optimization. The company will optimize assets, products and personnel structure and increase resource allocation efficiency by taking advantage of the join force generated from persistently coordinated development. To improve asset structure by promoting securitization of non-performing assets and upgrading the quality of capital operation; promoting financial de-leverage by increasing proportion of direct financing and keeping asset-liability ratio within reasonable level. To perfect the products mix through technological breakthroughs on clean coal utilization, high efficiency combustion and property-changed energy substitutes. To systematically improve our personnel structure, increase posts function and efficiency and implement “reduce people and increase efficiency” to the maximum, which will in turn to promote industry structure reform and optimization by personnel structure optimization.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Create value by lean management. The company will implement lean management by promoting policy of “three reductions and three enhancements” in all industry sections, all fields of business and all-round development; and endeavor to increase efficiency benefits and reduce cost through management: To make meticulous budget and control over fund use and fund investment by consolidating implement of cost-efficiency backflush mechanism, optimizing overall budget management system, upgrading management by following market principle, steadily implementing measures of “reduce people and increase efficiency”, increasing coverage of centralized procurements of production materials and replacing procurement of production equipment by financial lease; To innovate the mode of marketing and establish a specialized and group-oriented marketing and trading system by making full use of Big Data and marketing models, optimizing marketing distribution, restructuring products mix, implementing precision marketing, consolidating internet marketing, coordinating marketing, supply, trade and logistics; To increase the value and utilization of the fund, the company will innovate financing means, enrich financing sources, reduce financing cost and steadily undertake finance management of stock fund by use of the diversified financing platforms in China and foreign countries.

Promote transformational development by new thoughts. With adherence to strategy of “two-wheel driving factors”, the company will effectively combine industry capital with finance capital: To construct multi-level system of financial investment industry and increase the efficiency and benefits of finance by making full use of advantageous resources like finance lease, fortune finance and Duanxin fund; To innovate mode of asset operation and realize asset-light operation for manufacturing industry by liquidizing remnant assets through outsourcing, transfer, replacement, leasing, and etc; To optimize the capital structure of its assets in Australia by innovatively utilizing financing method and capital operation, and increasing profit earning and efficiency while reducing losses or putting an end losses to the maximum; To catch the opportunity for merge and acquisition created by the new round of industry reshuffle, increase its resources reserve and capital fund and achieve higher economy of scale in operation; To foster new driving factors for transformational development through combining industry with internet plus, big data, supply chain, and cooperation with e-business enterprises.

The one reforms progress and the one innovates strong. Confronted with the new normal economic development and new tendency of energy revolution in 2016, Yanzhou Coal will, with more open perspective and market-oriented philosophy, innovate reforms and create efficiency, undertake transformational development and updating, accelerate the transformation from a coal producer to an energy comprehensive service supplier, maintain a quality, efficient and sustainable growth; and the most important thing is to create higher benefits to our shareholders.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(2)	Major risks faced by the Group, impact and measures

Risks arising from macro-economy

World economy is still in the adjustment and differentiation and weak in recovery as the demand for main economic entity contracts and prices for bulk commodity decrease sharply. Some deeply rooted issues and problems of domestic economy appear constantly; downturn trends of investment and industry extend; traditional kinetic energy continues to slack; market demands are sluggish generally; all these factors make the economic downturn pressure remain high. The coal industry will face multiple pressures including “production restriction”, “credit restriction”, etc. with limited energy consumption in total, enhanced requirements for environmental protection, intensified market competitiveness.

Counter measures: The Group implements the “Two Engines” Strategy which will accelerate the integration and promotion between industrial capital and financial capital to boost the transformation from “industry operation” to “industry-finance integration, wealth appreciation”; enhance the intensive and large-scale operation level to create the new advantage of entity industry development; give full play to resource advantages at home and abroad to establish the cooperative and shared operation mechanism; innovate the capital operation, strategic cooperation, “Internet +”, business model, technology research & development and control methods to release the energy to innovate and create efficiency mostly.

Risks arising from safety production

Although the entire management level of safety production is above the industry average, coal mining, coal chemical and power generation, the three main business sectors of the Group are of high hazardous nature and of complex uncertainties caused by production environment, natural disaster, etc.. Safety production is significant to the sustainable and stable development of the company.

Counter measures: The Group will reinforce the safety advancing pre-control, deepen the implementation of technical evaluation on safety production, strengthen the responsibility to check, govern, prevent and control the potential safety hazard at different levels; intensify the implementation of pre-warning controlling system, highlight the dynamic monitoring and tracking treatment for key parts of coal chemicals and power system, increase the supervision on the weak link; accelerate safety assessment, promote the reversed investigation mechanism for A-level hidden danger responsibility, focus on the source check and radical treatment, firmly prevent all kinds of accidents, and realize continuous safety production for ten years.

Risks arising from product price fluctuations

Affected by various factors, such as continuous downturn of economy, structure adjustment, economic transformation, environment protection management, the demand for coal will be further decreasing. Moreover, on the condition that the severe oversupply of coal production capacity cannot be eased in the short run and the protruding imbalance of supply and demand, the downturn pressure of coal price is remain grim.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Counter-measures: The Group will innovate marketing model, set up professional and collective marketing system, establish internet plus marketing model to form a modern marketing network with data and information support and expand market value-added channel. The Group lays special emphasis on marketing strategy of products with high value-added and clean coal, increase market R&D and maintenance on steel, coking and chemical industries, promote client’s big data and marketing mathematical model, and improve market dynamic analysis mechanism by means of digitalization and informalization. Furthermore, the Group will apply “income matches with contribution” marketing assessment and incentive mechanism to motivate synergic vitality of all employees.

Risks arising from product trade

The coal trade volume of the Group has been significantly increasing in recent years. Affected by the imbalance of coal supply and demand and fluctuation in coal price, the profitability of coal trade was at a low level. Meanwhile, prepayments in coal trade occupied large amount of money due to the market downturn and prudent attitude in bank loan. Thus we face the risk in fund management.

Counter-measures: The Group will stick to risk control and prevention and attach equal importance to quantity and efficiency, establish sound trade operation mechanism, maintain a strict standard on client’s access and contract signature and enhance process review and approval procedure for advance payment. Besides, we will coordinate domestic and international trade, intensify entity trade by relying on trade platforms in Singapore and Hong Kong, expand trade scale through M&A and cooperation at an appropriate time to ensure the synchronized growth of scale and efficiency in product trade.

Risks arising from accounts receivable

As the sluggish and continuous downturn of coal’s down-stream products, loan tightening of financial institutions and recovery of bank loan before maturity in a large scale, the capital chains of several clients will experience an impeded operation characterizing extended period of turnover and weak solvency. Thus we face the risk of more difficulties in payment collection.

Counter-measures: In accordance with the principle of “prevention beforehand, control in process and remedy afterwards”, we will implement life-cycle management on accounts receivable and improve and intensify receivables, strengthen credit risk control and prevention and strictly control amount of payment in advance and credit sale, implement measures by different category and formulate fund clearance and receiving scheme one by one with completion before deadline;, and apply lifelong responsibility on accounts receivable to effectively lower the risk from fund security.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Risks arising from project implementation

The construction projects of the Group cover wide areas with great investment amount. Several projects in progress are in the process of performing the procedure for approval. As the approval for a project is up to administrative examination and approval by governments at various levels and affected by the government’s policies on dissolving coal production capacity, we face the risk in extension of approval and more difficulties in approval obtainment.

Counter-measures: The Group will attach great importance to the project’s procedure for approval and ensure the construction of projects in compliance with legal procedures under the guidance of specified responsibility, personnel, time limitation, and award & punishment rules. The Group will built up LEAN project management mechanism, increase risk mortgage money and stringently conduct “4 controls”, namely: safety, quality, time schedule and construction cost. We will enhance scheduling system on key projects to master the project progress dynamically and solve various problems occurring construction of project in time so that the project can be effectively pushed forward.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL
INFORMATION OF THE GROUP

A.	UNAUDITED PRO FORMA FINANCIAL INFORMATION

INTRODUCTION

The following is an illustrative and unaudited pro forma statement of assets and liabilities of Yanzhou Coal Mining Company Limited (“the Company”) and its subsidiaries (collectively referred to as “the Group”) (the “Unaudited Pro Forma Financial Information of the Group”), which has been prepared on the basis set out below and in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the purpose of illustrating the effects of the block-trade purchases of 88,000,000 H shares in China Zheshang Bank Co., Ltd (the “China Zheshang Bank”), as if the acquisition of 88,000,000 H shares in China Zheshang Bank (“the Acquisition”) had taken place on December 31, 2015.

The Unaudited Pro Forma Financial Information of the Group has been prepared using accounting policies consistent with that of the Group, as set out in the published the Company’s annual report for the year ended December 31, 2015.

The Unaudited Pro Forma Financial Information of the Group should be read in conjunction with the Company’s financial information as set out in Appendix I of the circular and other financial information included elsewhere in this circular.

The Unaudited Pro Forma Financial Information of the Group has been prepared by the director of the Company (the “Director”) for illustrative purposes only and is based on a number of assumptions, estimates and currently available information. Because of its hypothetical nature, the Unaudited Pro Forma Financial Information of the Group may not give a true picture of the financial position of the Group had the Acquisition been completed at December 31, 2015 or at any future date.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL
INFORMATION OF THE GROUP

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

	Audited consolidated statement of assets and liabilities of the Group as at December 31, 2015	Pro forma adjustment	The Group after the Acquisition
	RMB’000 (Note 1)	RMB’000 (Note 2)	RMB’000

Non-current assets
Intangible assets	32,243,310		32,243,310
Prepaid lease payments	900,942		900,942
Property, plant and equipment	45,615,970		45,615,970
Goodwill	2,296,083		2,296,083
Investments in securities	944,410	1,631,667	2,576,077
Interests in associates	3,263,764		3,263,764
Interests in joint ventures	57,479		57,479
Long term receivables-due after one year	247,339		247,339
Royalty receivable	875,444		875,444
Deposits made on investments	118,926		118,926
Deferred tax assets	7,097,143		7,097,143

	93,660,810	1,631,667	95,292,477

Current assets
Bank balances and cash	20,175,120	(1,631,667)	18,543,453
Term deposits	2,995,066		2,995,066
Restricted cash	407,711		407,711
Bills and accounts receivable	5,976,837		5,976,837
Long term receivables-due within one year	1,565,194		1,565,194
Royalty receivable	93,083		93,083
Inventories	1,852,333		1,852,333
Prepayments and other receivables	7,968,818		7,968,818
Prepaid lease payments	23,407		23,407
Tax recoverable	12,976		12,976

	41,070,545	(1,631,667)	39,438,878
Assets classified as held for sale	7,740,520		7,740,520

	48,811,065	(1,631,667)	47,179,398

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL
INFORMATION OF THE GROUP

	Audited consolidated statement of assets and liabilities of the Group as at December 31, 2015	Pro forma adjustment	The Group after the Acquisition
	RMB’000 (Note 1)	RMB’000 (Note 2)	RMB’000

Current liabilities
Bills and accounts payable	4,207,366		4,207,366
Other payables and accrued expenses	9,009,307		9,009,307
Provision for land subsidence, restoration, rehabilitation and environmental costs	2,616,998		2,616,998
Amounts due to Parent Company and its subsidiary companies	190,150		190,150
Borrowings – due within one year	23,903,217		23,903,217
Long term payable and provision – due within one year	398,566		398,566
Derivative financial instruments	5,442		5,442
Tax payable	204,418		204,418

	40,535,464		40,535,464
Liabilities directly associated with assets classified as held for sale	1,520,831		1,520,831

	42,056,295		42,056,295

Net current assets	6,754,770	(1,631,667)	5,123,103

Total assets less current liabilities	100,415,580		100,415,580

Non-current liabilities
Borrowings – due after one year	45,576,588		45,576,588
Deferred tax liabilities	7,823,565		7,823,565
Provision for land subsidence, restoration, rehabilitation and environmental costs	582,741		582,741
Long term payable and provision – due after one year	631,032		631,032

	54,613,926		54,613,926

Net assets	45,801,654		45,801,654

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

	Audited
	consolidated
	statement of
	assets and
	liabilities of the
	Group as at
	December 31,	Pro forma	The Group after
	2015	adjustment	the Acquisition
	RMB’000	RMB’000	RMB’000
	(Note 1)	(Note 2)

Capital and reserves
Share capital	4,918,400		4,918,400
Reserves	30,451,501		30,451,501

Equity attributable to equity holders of the Company	35,369,901		35,369,901
Owners of perpetual capital security	6,661,683		6,661,683
Non-controlling interests
– Perpetual capital security	1,854,837		1,854,837
– Subordinated capital notes	3,102		3,102
– Other	1,912,131		1,912,131

Total equity	45,801,654		45,801,654

NOTES:

1.	The balances are extracted from the audited consolidated statement of financial position of the Group as at December 31, 2015 as set out in the published annual report of the Group for the year ended December 31, 2015.

2.	The Company through its wholly-owned subsidiary, Yancoal International (Holding) Company Limited, subscribed 400,000,000 H shares of China Zheshang Bank for a total consideration of HK$1,584.0 million (approximately RMB1,327.1 million) at the issue price of HK$3.96 per share in its international offering in March 2016 pursuant to a cornerstone investment agreement. Details have been set out in the Company’s announcements dated March 8, 2016 and March 29, 2016.

On the completion date of the Acquisition on April 18, 2016, the Company further acquired 88,000,000 H shares of China Zheshang Bank through block-trade purchases arrangement for a total consideration of HK$347.6 million (approximately RMB291.2 million) at the price of HK$3.95 per share. After the Acquisition, the Company held 488,000,000 H shares of China Zheshang Bank in aggregate, representing 14.79% of its outstanding H shares or 2.79% of China Zheshang Bank’s total share capital.

The investment in China Zheshang Bank is classified as an available-for-sales equity investment of the Company and measured initially at fair value plus transaction costs that are attributable to the acquisition.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The total cost of the at initial recognition investment is represented by:

RMB’000

Subscription of 400,000,000 H shares at an issue price of HK$3.96 per share via cornerstone investment agreement in March 2016	1,327,075
The Acquisition (additional 88,000,000 H shares at a price of HK$3.95 per share)	291,219
Subscription and acquisition costs (eg brokerage fee, transaction levies, stamp duty etc)	13,373

Satisfied by cash	1,631,667

3.	No adjustment has been made to remeasure the H shares in China Zheshang Bank to their fair values as at December 31, 2015 as for the purpose of this pro forma financial information, such pro forma adjustments would be irrelevant as the H shares in China Zheshang Bank were acquired subsequent to December 31, 2015 as described in note 2 above.

4.	No other adjustment has been made to reflect any trading results or other transactions of the Group subsequent to December 31, 2015.

B.	REPORT FROM THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, Grant Thornton Hong Kong Limited, Certified Public Accountants, Hong Kong in respect of the unaudited pro forma financial information.

INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE COMPILATION OF UNAUDITED PRO FORMA FINANCIAL INFORMATION INCLUDED IN A CIRCULAR

TO THE DIRECTORS OF YANZHOU COAL MINING COMPANY LIMITED

We have completed our assurance engagement to report on the compilation of the unaudited pro forma financial information of Yanzhou Coal Mining Company Limited (“the Company’’) and its subsidiaries (collectively referred to as “the Group”) by the directors of the Company (the “Directors”) for illustrative purposes only. The unaudited pro forma financial information consists of the unaudited pro forma consolidated statement of assets and liabilities of the Group as at December 31, 2015 and related notes (the “Unaudited Pro Forma Financial Information”) as set out on pages II-1 to II-5 in Appendix II of the Circular issued by the Company dated May 10, 2016 in connection with the block-trade purchases of 88,000,000 H shares in China Zheshang Bank Co., Ltd (“China Zheshang Bank”) (the “Acquisition”) by Yancoal International (Holding) Company Limited, a wholly-owned subsidiary of the Company. The applicable criteria on the basis of which the Directors have compiled the Unaudited Pro Forma Financial Information are described in the section headed “Introduction” in section A of Appendix II to the Circular.

The Unaudited Pro Forma Financial Information has been compiled by the Directors to illustrate the impact of the Acquisition on the Group’s assets and liabilities as at December 31, 2015 as if the Acquisition had taken place at December 31, 2015. As part of this process, information about the Group’s assets and liabilities has been extracted by the Directors from the Group’s financial statements for the year ended December 31, 2015, on which an audit report has been published.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

DIRECTORS’ RESPONSIBILITIES FOR THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

The Directors are responsible for compiling the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) and with reference to Accounting Guideline 7 “Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars” (“AG 7”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

OUR INDEPENDENCE AND QUALITY CONTROL

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the HKICPA, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements”, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

REPORTING ACCOUNTANT’S RESPONSIBILITIES

Our responsibility is to express an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus” issued by the HKICPA. This standard requires that the reporting accountant comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the Directors have compiled the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Listing Rules and with reference to AG7 issued by the HKICPA.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

For the purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Unaudited Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Pro Forma Financial Information.

The purpose of the unaudited pro forma financial information included in an investment circular is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the Acquisition at December 31, 2015 would have been as presented.

A reasonable assurance engagement to report on whether the unaudited pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Directors in the compilation of the unaudited pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustment gives appropriate effect to those criteria; and

•	The unaudited pro forma financial information reflects the proper application of those adjustment to the unadjusted financial information.

The procedures selected depend on the reporting accountant’s judgment, having regard to the reporting accountant’s understanding of the nature of the Group, the event or transaction in respect of which the unaudited pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the unaudited pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OPINION

In our opinion:

(a)	the Unaudited Pro Forma Financial Information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Group; and

(c)	the adjustment is appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

APPENDIX II	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Yours faithfully,

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

May 10, 2016

Shaw Chi Kit, Clemence

Practising certificate number: P04834

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

Shareholding of Directors, chief executive and Supervisors

As at the Latest Practicable Date, save as disclosed below, none of the Directors, chief executive or Supervisors had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

Name	Title	Number of A Shares held as at the Latest Practicable Date (Shares)

Li Xiyong	Director, Chairman of the Board	10,000
Yin Mingde	Director	10,000
Wu Yuxiang	Director	30,000
Wu Xiangqian	Director, General Manager	10,000
Jiang Qingquan	Employee Director	10,000
Zhang Shengdong	Supervisor	10,000
Gu Shisheng	Supervisor	10,000
Guo Jun	Employee Supervisor	10,000
Chen Zhongyi	Employee Supervisor	10,500

All the interests disclosed above represent long position in the A Shares.

As at the Latest Practicable Date, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Zhang Shengdong and Mr. Gu Shisheng are directors/ employees of Yankuang Group, which is a company having an interest in the Company’s Shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

– III-1 –

APPENDIX III	GENERAL INFORMATION

3.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up.

4.	CONSENT AND QUALIFICATION OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which it appear:

Name	Qualifications

Grant Thornton Hong Kong Limited	Certified Public Accountants

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of any member of the Group nor did they have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited financial statements of the Group were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with any member of the Group which will not expire or is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

– III-2 –

APPENDIX III	GENERAL INFORMATION

7.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined under the Hong Kong Listing Rules) had any interests in the businesses, other then being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

8.	LITIGATION

As far as the Directors are aware, none of the members of the Group was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

9.	MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this circular which are or may be material:

(1)	On 14 May 2014, the Company, Yankuang Group Finance and Shaanxi Future Energy Chemical Corp. Ltd., (“Shaanxi Future Energy”) entered into the entrusted loan agreement, pursuant to which Yankuang Group Finance is entrusted by the Company to extend to Shaanxi Future Energy an entrusted loan of RMB 1,250,000,000 (the “Entrusted Loan”). The Entrusted Loan is funded by the Company in cash. The Entrusted Loan is provided to Shaanxi Future Energy for propose of project construction and is secured by an equity pledge by Yankuang Group of its 30% equity interest in Shaanxi Future Energy. For that reason, the Company and Yankuang Group also entered into the equity pledge agreement on 14 May 2014, pursuant to which Yankuang Group pledges its 30% equity interest in Shaanxi Future Energy as security in favour of the Company, and undertakes the liability for the full amount of the Entrusted Loan unconditionally and irrevocably.

Please refer to the announcement of the Company dated 14 May 2014 for further details.

As at 3 August 2015, Shaanxi Future Energy has repaid all the principal amount and the interest under the aforesaid Entrusted Loan to the Company. Please refer to the announcement of the Company dated 4 August 2015 for further details.

(2)	On 23 December 2014, the Company entered into a share subscription agreement with Qilu Bank, pursuant to which the Company to subscribe for up to 246.21 million placing shares in Qilu Bank.

– III-3 –

APPENDIX III	GENERAL INFORMATION

Please refer to the announcement of the Company dated 23 December 2014 for further details.

(3)	On 27 July 2015, the Company and Yankuang Group entered into an equity transfer agreement pursuant to which the Company agreed to acquire from Yankuang Group 100% of the equity interest in Yankuang Donghua Heavy Industry Limited (“Donghua Heavy Industry”) held by Yankuang Group with a consideration of RMB676,045,800.

Please refer to the announcement of the Company dated 27 July 2015 for further details.

(4)	On 8 March 2016, Yancoal International (as investor), a wholly-owned subsidiary of the Company, entered into a cornerstone investment agreement with China Zheshang Bank (as issuer), CMBI (as underwriter’s representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire 400,000,000 H shares of China Zheshang Bank at the offer price as part of the international offering.

Please refer to the announcement of the Company dated 8 March 2016 for further details.

(5)	On 29 March 2016, Yankuang Group entered into an agreement with the Company, pursuant to which Yankuang Group has agreed to transfer the 65% equity interest in Yankuang Group Finance Co., Ltd. (“Yankuang Group Finance”) to the Company at a consideration of RMB1,242,044,050.

Please refer to the announcement of the Company dated 29 March 2016 for further details.

(6)	On 29 March 2016, Yankuang Group Finance entered into a financial services agreement with Yankuang Group, pursuant to which Yankuang Group Finance agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services to Yankuang Group and its associates (excluding the Company and its subsidiaries).

Please refer to the announcement of the Company dated 29 March 2016 for further details.

(7)	On 29 March 2016, Yankuang Group Finance entered into a supplemental agreement with the Company, pursuant to which the Company and Yankuang Group Finance confirmed and agreed to (i) if completion of the acquisition of the 65% equity interest in Yankuang Group Finance occurs after 31 March 2016 but before 31 March 2017, extend the term of the original financial services agreement for a period from 1 April 2016 to the date of completion of the acquisition; and (ii) if the acquisition is terminated, extend the term of the original financial services agreement for one year from 1 April 2016 to 31 March 2017.

– III-4 –

APPENDIX III	GENERAL INFORMATION

Please refer to the announcement of the Company dated 29 March 2016 for further details.

(8)	On 29 March 2016, Yanmei Heze Neng Hua Co., Ltd., a subsidiary of the Company, entered into a mining right transfer agreement with Yankuang Group, pursuant to which Yanmei Heze Neng Hua Co., Ltd. agreed to acquire and Yankuang Group agreed to transfer the legally right to exploit Wanfu Coal Mine at a consideration of RMB1,250,377,600.

Please refer to the announcement of the Company dated 29 March 2016 for further details.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this circular.

10.	MISCELLANEOUS

(a)	Mr. Jin Qingbin and Ms. Leung Wing Han Sharon are the joint company secretaries of the Company.

Mr. Jin Qingbin is a senior accountant and senior economist with bachelor of economics. He obtained the qualification for the board secretary of listed companies in Shanghai Stock Exchange in November 2008. Mr. Jin Qingbin graduated from Shandong Economics University.

Ms. Leung Wing Han Sharon has become a fellow member of The Hong Kong Institute of Chartered Secretaries, the Institute of Chartered Secretaries and Administrators in the United Kingdom, and the Association of Chartered Certified Accountants in the United Kingdom and a member of the Hong Kong Institute of Certified Public Accountants. She holds a bachelor’s degree majoring in law and a bachelor’s degree of business administration majoring in accounting as well as a master’s degree of international corporate and finance law.

(b)	The registered office of the Company is 298 South Fushan Road, Zoucheng, Shandong Province, PRC, Postal Code: 273500.

(c)	The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(d)	In the case of any discrepancy, the English text of this circular shall prevail over the Chinese text.

– III-5 –

APPENDIX III	GENERAL INFORMATION

11.	DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 24 May 2016:

(1)	the letter from Grant Thornton Hong Kong Limited on the unaudited pro forma financial information, the text of which is set out in Appendix II to this circular;

(2)	the material contracts referred to in the section headed “Material contracts” in this appendix;

(3)	the written consents from the expert as set out in the section headed “Consent and Qualification of Expert” of this appendix;

(4)	the annual reports of the Company for each of the financial years ended 31 December 2015 and 2014;

(5)	the Articles of Association;

(6)	this circular; and

(7)	the circular of the Company dated 25 April 2016 relating to, among other things, (i) the acquisition of 65% equity interest in Yankuang Group Finance; (ii) the provision of comprehensive credit facility services to Yankuang Group; and (iii) the acquisition of the legally right to exploit Wanfu Coal Mine.

– III-6 –

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng,

Shandong Province, 273500 PRC